NEWS RELEASE

August 28, 2006

  Symbols:    TSX.CDU

     AMEX.CDY

FSX.CR5

Baja California Norte Mexico IOGC Project Update

Cardero Resource Corp. (“Cardero” or the “Company”) is pleased to provide an update on its Iron Oxide Copper-Gold (IOCG) exploration program in Baja California Norte, Mexico.  Exploration to date has only partially drill tested three targets, two of which contain potentially significant mineralization.  Highlights of the exploration include the intersection of copper mineralization, varying from trace to significant accumulations in every borehole, over a 38 kilometre strike length associated with intense IOCG alteration.  Cardero plans to continue to aggressively explore the district during the remainder of 2006.

As part of its ongoing exploration program, Cardero is currently drill-testing the Picale Manto target.  The 2,500 metre, sixteen borehole, drill program is testing for extensions of the newly discovered copper bearing magnetite manto, where initial drilling has intersected high-grade copper mineralization over an area of approximately 250 square metres (four intercepts which average 6.35 metres @ 2.7% Cu and 0.2 g/t Au - see press releases of January 5th  and March 29th, 2006 for details).  To date, fifteen of the sixteen boreholes have been completed and samples from the target interval are en-route to the laboratory for geochemical analysis, the results of which are expected in late September.

Immediately following the completion of the Picale Manto drilling, an initial four borehole program of approximately 1,200 metres will test the El Cuervito IOCG target.  Located approximately 40 kilometres southeast of Picale, the El Cuervito target is comprised of a series of northeast trending IOCG veins and numerous minor multiphase replacements (copper oxide - magnetite - specularite - mushketovite - tourmaline - orthoclase - ±biotite - quartz) which define a zone of structural dilatency in excess of several hundred meters wide along a regional fault zone.  The aim of the drilling is to ascertain whether the system coalesces at depth.

Additional drill testing is also scheduled to occur at San Fernando West, El Gato and San Jose targets by year end.

At San Fernando West, copper mineralization remains open (SF-05 31 metres @ 0.96% Cu), and is spatially associated with ‘permissive’ potassic alteration which extends approximately 2.5 kilometres to the west and requires drill-testing.  On the southern-most fringe of the main San Fernando geophysical anomaly, the El Gato magnetite manto is related to a large zone of intense potassic alteration and a conspicuous colour anomaly containing magnetite-sulphide lenses.  Finally, at San Jose, well-developed, intrusion hosted, potassic - specularite breccias containing box-work after sulphide sit subjacent to an 800 metres north-south by 1,000 metre east-west Induced Polarity anomaly (+27 milliseconds).  Pending the results of a recently completed geochemical survey, the anomaly will be drill tested at the earliest opportunity.

Elsewhere, geological mapping and geochemical sampling is ongoing and continues to groom additional targets for drill testing.

“Our Mexican exploration team will continue to aggressively test high priority targets,” stated Henk Van Alphen, President of Cardero.  “We continue to be optimistic about the potential of the Baja IOCG district and are looking forward to additional drilling at several targets throughout the remainder of 2006.”

EurGeol Dr. Mark D. Cruise, Cardero’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release.

Cardero is well financed and positioned to continue to explore its projects in Mexico, Peru, and Argentina. The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the American Stock Exchange (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5). The Company is actively evaluating new gold, copper and iron projects, and continues to maintain an active pipeline of prospects.

For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, business trends and future operating revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.